Sonic Automotive, Inc.

4401 Colwick Road

Charlotte, North Carolina 28211

(704) 566-2400

July 20, 2012

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:       Sonic Automotive, Inc. — Registration Statement on Form S-4 (Reg. Nos. 333-182307)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sonic Automotive, Inc. hereby requests that the effectiveness of such Registration Statement be accelerated so that it shall become effective as of 5:00 p.m. Eastern Time, on Tuesday, July 24, 2012, or as soon practicable thereafter.

The undersigned acknowledges that:

—

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss

Stephen K. Coss

Senior Vice President, General Counsel and Secretary of

Sonic Automotive, Inc.

cc:	Daniel F. Duchovny
Lilyanna Peyser
Charles Lee
United States Securities and Exchange Commission
Division of Corporation Finance